77C Matters Submitted to a Vote of Security Holders

RESULTS OF ANNUALMEETING OF SHAREHOLDERS

On April 23, 2008, the Annual Meeting of Shareholders of the Fund was held to elect two Directors and to approve the Fund’s Portfolio Management Agreement with Chase Investment Counsel Corporation.  On February 15, 2008, the record date for the Meeting, the Fund had outstanding 28,486,606 shares of common stock. The votes cast at the meeting were as follows:

Proposal to elect two Directors:

For

Withheld

John A. Benning

16,050,870

 781,606

Richard C. Rantzow

16,046,787

 785,689

The meeting was adjourned with respect to the proposal to approve the Fund’s Portfolio Management Agreement and reconvened on May 22, 2008. The votes cast at that meeting were as follows:

Proposal to approve Portfolio Management Agreement:

For

 Against

 Abstain

Non-Votes

12,405,156

471,884

465,387

4,199,396